

Mail Stop 4561

January 26, 2016

Ashish Agrawal
Vice President and Chief Financial Officer
CTS Corporation
1142 West Beardsley Avenue
Elkhart, IN 46514

  Re: CTS Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 24, 2015
    Form 10-Q for the Quarterly Period Ended September 27, 2015
    Filed October 27, 2015
    File No. 001-04639

Dear Mr. Agrawal:

  We have reviewed your January 11, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2015 letter.

Form 10-Q for the Quarterly Period Ended September 27, 2015

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 9 – Contingencies, page 13

1. We note your response to prior comment 7. In regard to your environmental remediation obligations, you indicate in your response that an estimate of possible excess liabilities, if any, cannot be made. Accordingly, you should disclose that an estimate of the reasonably possible loss exceeding amounts recognized cannot be made and consider disclosing the reasons why it cannot be made. In regard to your other claims, tell us

whether it is reasonably possible that a loss exceeding amounts recognized may have been incurred. If so, you should either disclose the estimated additional loss, or state that such an estimate cannot be made. As previously requested, tell us what consideration you gave to providing these disclosures. Refer to ASC 450-20-50-3 through 50-5 as well as ASC 410-30-50.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services